Exhibit 99.1

Ballard Power announces results of Annual General Meeting 2024

VANCOUVER, BC, June 6, 2024 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced results of its 2024 Annual General Meeting, which was held on June 5th.

All nominees listed in the Management Proxy Circular dated April 8th, 2024 were elected as directors of the Company. Each of the Ballard directors was re-elected by a majority of the votes cast by shareholders present or represented by proxy. Director biographies are available in the "Our Leadership" section of the Company's website.

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Kathy Bayless	83,641,690	97.30	2,324,646	2.70
Michael Chen	84,398,150	98.18	1,568,545	1.82
Jacqueline Dedo	85,007,682	98.88	959,013	1.12
Douglas P. Hayhurst	83,158,374	96.73	2,808,321	3.27
Randy MacEwen	84,938,906	98.80	1,027,789	1.20
Hubertus M. Muehlhaeuser	83,530,914	97.17	2,435,781	2.83
Marty Neese	83,612,516	97.26	2,353,820	2.74
James Roche	84,166,936	97.91	1,799,400	2.09
Yingbo Wang	84,347,019	98.13	1,610,816	1.87
Janet Woodruff	78,651,745	91.49	7,314,591	8.51

In addition, KPMG LLP, Chartered Accountants, was re-appointed as auditor for the Company, an advisory vote approved the approach to executive compensation, and the Corporation's equity-based compensation plans was approved.  Details of each of these resolutions are included in the Company's Management Proxy Circular.

Item	Votes For	% For	Votes Against	% Against	Withheld/ Abstain	% Withheld/ Abstain
Appointment of Auditors	88,396,940	86.26	-	-	14,080,233	13.74
Executive Compensation	76,808,517	80.15	19,027,201	19.85	-	-
Equity-Based Compensation Plans	69,476,454	80.82	16,490,240	19.18	-	-

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Igbalode - VP Corporate Finance & Investor Relations +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 23:55e 06-JUN-24